
02040592

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
JUN 1 1 2002
WASH. D.C.

For the month of: June 2002 Commission File Number: 0-30024

CFM CORPORATION

(Name of registrant)

475 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Form 27

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT (ONTARIO)

[Section 118(1)(Alberta), Section 67(1)(B.C.) Section 81(2)(Nova Scotia) Section 84(1)(b)(Sask.-Form25)]

ITEM 1. Reporting Issuer

CFM Corporation
475 Admiral Boulevard
Mississauga, Ontario L5T 2N1

ITEM 2. Date of Material Change

June 7, 2002

ITEM 3. Press Release

A press release was issued in Mississauga, Ontario over the BCE Emergis news wire service on June 7, 2002, a copy of which is attached hereto.

ITEM 4. Summary of Material Change

See attached press release.

ITEM 5. Full Description of Material Change

See attached press release.

ITEM 6. Reliance on Section 75(3) of the Act (Ontario)

[118(2) (Alberta) 67(2)(B.C.) 81(3) (Nova Scotia) 84(2) (Saskatchewan)]

No reliance.

ITEM 7. Omitted Information

None.

ITEM 8. Senior Officer

Colin M. Adamson
Chairman and Chief Executive Officer
Telephone: (905) 670-7777

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated in the City of Mississauga, this 10th , day of June, 2002.



Colin M. Adamson
Chairman and Chief Executive Officer

 **CFM**

475 Admiral Boulevard
Mississauga, Ontario, L5T 2N1
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmmajestic.com
Website: www.cfmmajestic.com

PRESS RELEASE **SYMBOL: CFM-TSE**

CFM CORPORATION ANNOUNCES NEW VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

MISSISSAUGA, ONTARIO: June 7, 2002 - CFM Corporation ("CFM") announced today that it has hired Mr. David Wood as Vice President and Chief Financial Officer of CFM, effective July 15, 2002.

Mr. Wood is a Chartered Accountant and was most recently the Senior Vice President of Finance at Atoma International Corp., a division of Magna.

"Mr. Wood is an experienced senior financial executive with a strong strategic operational background and is a welcomed addition to our team", said Colin Adamson, Chairman and Chief Executive Officer.

* * * * *

CFM is a leading vertically integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a complete line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories, and maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products. CFM also manufactures barbecues, barbecue parts and accessories and outdoor garden accessories and imports indoor and outdoor space heating products from South Korea.

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence and the level of housing starts, war and acts of terrorism, CFM's ability to develop new products, weather, the seasonality of the demand for CFM's products, relationships with certain significant customers, suppliers and employees, competition and foreign currency fluctuations. These factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON
Chairman and Chief Executive Officer
(905) 670-7777

JIM LUTES
President and Chief Operating Officer
(905) 670-7777

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFM CORPORATION



By: ______________________________
Name: Colin M. Adamson
Title: Chairman and Chief Executive Officer

Date: June 10, 2002